FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of September 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on September 17, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on September 28, 2004, by the registrant, announcing the repurchase of its own shares from a subsidiary.

3.	News release issued on September 28, 2004, by the registrant, announcing the reorganization of a new Matsushita group.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: October 5, 2004

September 17, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Akihiro Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, September 17, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between August 30, 2004 and September 17, 2004

3.	Aggregate number of shares purchased: 13,334,000 shares

4.	Aggregate repurchase amount: 19,998,982,000 yen

5.	Method of repurchase: Shares were purchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on August 27, 2004:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 80 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the August 27 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 13,334,000 shares

•	Aggregate repurchase amount: 19,998,982,000 yen

(Reference 2)

1)	The number of shares issued and treasury stock as of July 30, 2004:

•	Total number of shares issued (excluding treasury stock): 2,318,404,818 shares

•	Treasury stock: 134,648,679 shares

# # #

September 28, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Yoshihiro Kitadeya (Japan)	Ryuichi Tsuruta
(Tel: 06-6949-2293)	Investor Relations
(Tel: 06-6908-1121)

Akihiro Takei
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric to Repurchase Own Shares from Subsidiary

Osaka, Japan, September 28, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has resolved, at the Board of Directors meeting held today, to repurchase its own shares from a subsidiary in conformity with provisions of Article 211-3, Paragraph 1, Item 1 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Name of subsidiary:	Matsushita Electric Works, Ltd. (MEW)

2.	Reason for repurchase:	MEW became a consolidated subsidiary of MEI on April 1, 2004. MEI has thus decided to repurchase such MEI shares held by MEW in order to conform to Japanese laws that prohibit subsidiaries from holding shares of their parent company.

3.	Details of repurchase:

•	Class of shares: MEI common stock

•	Aggregate number of shares to be repurchased: 574,922 shares

•	Aggregate repurchase amount: 845,710,262 yen

•	Repurchase date: September 29, 2004 (planned)

(Reference)

Number of shares issued and treasury stock as of July 30, 2004:

•	Total number of shares issued (excluding treasury stock): 2,318,404,818 shares

•	Treasury stock: 134,648,679 shares

# # #

September 28, 2004

FOR IMMEDIATE RELEASE

Matsushita Electric Industrial Co., Ltd.
Media Contacts:
Yoshihiro Kitadeya (Japan)	Tel: 06-6949-2293
Jim Reilly (U.S.)	Tel: +1-201-392-6067
Brendon Gore (Europe)	Tel: +44-20-8899-2217

Investor Relations Contacts:
Ryuichi Tsuruta (Japan)	Tel: 06-6908-1121
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Matsushita Electric Works, Ltd.
Media Contact:
Yukio Kinashi
Publicity dept. (Japan)	Tel: 06-6909-7187
Investor Relations Contacts:
Tomio Kado
Financial Management Dept. (Japan)	Tel: 06-6903-0442
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Reorganization of New Matsushita Group

- New organizational structure towards business growth of

Matsushita Electric Industrial and Matsushita Electric Works -

Osaka, Japan, September 28, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]), best known for its Panasonic brand name, and Matsushita Electric Works, Ltd. (MEW), today announced a reorganization plan of sales manufacturing and related businesses of the two companies in accordance with the basic agreement between MEI and MEW signed on December 19, 2003. The reorganization plan is based on the fundamental goal of making the best use of each companies’ strengths in overlapping areas related to R&D, manufacturing and sales, and aims to establish an optimum framework to achieve new business growth and effectively combine the management resources of the two companies.

MEI and MEW will integrate the sales functions of each of the electrical supplies, building materials and equipment, and home appliances businesses of the two companies, aimed at establishing an optimum organizational structure from a customer’s point of view. Overlapping businesses will be unified into one organization in order to increase efficiency and further strengthen the product competitiveness by taking advantage of black-box technologies, or proprietary technologies of the two companies.

< Outline of business reorganization>

1. Reorganization of electrical supplies business

Sales Divisions:

•	Corporate Electrical Supplies Sales Division and a part of the Urban Development Systems Division of MEI to be integrated into MEW.

•	Corporate Construction Business Promotion Division to be newly established within MEI.

Overlapping businesses:

•	Business-use intercom and air conditioner accessories businesses to be consolidated into MEW.

2. Reorganization of building materials and equipment business

Sales Divisions:

•	Corporate Housing Equipment Sales Division of MEI and Matsushita Housing Equipment & Systems Corporation to be integrated into MEW.

Overlapping businesses:

•	Modular kitchen and bath systems business to be consolidated into MEW.

•	Eco CuteTM water heater business to be consolidated into MEI.

3. Reorganization of home appliances business

Sales Divisions:

•	Home Appliances Marketing Division Company of MEW to be integrated into MEI, with reorganization into two corporate marketing divisions for National brand.

Overlapping businesses:

•	Electric carpet, hygiene toilet seat and kitchen waste processor businesses to be consolidated into MEI.

•	Air purifier business to be consolidated into Matsushita Ecology Systems Co., Ltd.

•	Electrolysis water systems and other water treatment equipment, and body fat monitor/scale businesses to be consolidated into MEW.

Providing customers all over the world with solutions for comfortable living, based on the concepts of “peace of mind, security and brand loyalty,” as well as providing products that are “easy to use” and “inspiring,” MEI and MEW aim for global excellence by accelerating growth strategies through maximizing synergy effects of cooperation of the two companies, including the creation of new “Collaboration V-products.”

< Details of business reorganization >

1. Reorganization of electrical supplies business

The electrical supplies business of the new Matsushita Group will provide total systems proposals by expanding product lines including lighting, video and audio equipment, electric wiring, distribution panel board and air-conditioning equipment. Also, the two companies will achieve further growth by providing value to customers through the unification of sales divisions to eliminate overlapping businesses and enhance strengths in the fields of energy efficiency, environment and security.

(1) Reorganization and strengthening of sales functions

To unify relevant sales operations to the construction industry, the following divisions will be integrated on or around January 1, 2005. As of December 1, 2004 MEW will establish a new “Electrical Construction Materials Marketing Division” from the Electrical Construction Materials Marketing Division Company, as well as a new “Project Sales Division” from the Project Marketing Division Company.

•	Corporate Electrical Supplies Sales Division of MEI to be integrated into Electrical Construction Materials Marketing Division of MEW.

•	Part of the Urban Development Systems Division, Panasonic System Solutions Company of MEI will be integrated into the Project Sales Division of MEW.

•	Corporate Construction Business Promotion Division to be newly established within MEI to develop a group business strategy and play a leading role in large-scale construction business projects.

(2) Reorganization and reinforcement of business

To enhance product competitiveness, the following businesses will be transferred on or around January 1, 2005, thereby concentrating management resources such as planning, R&D and manufacturing.

•	MEI will transfer business-use intercom business within the Security Systems Division of Panasonic System Solutions Company to the Information Equipment & Wiring Products Manufacturing Division Company of MEW.

•	MEI will transfer the air-conditioner accessories business from Matsushita Air-Conditioning Engineering Co., Ltd. to the Information Equipment & Wiring Products Manufacturing Division Company of MEW.

< Reference >

Businesses to be transferred	Annual Sales Results* (billion yen)
Corporate Electrical Supplies Sales Division, MEI	approx. 60
Urban Development Systems Division, Panasonic System Solutions Company, MEI	approx. 20
Security Systems Division, Panasonic System Solutions Company, MEI (Business-use intercom business)	approx. 2
Matsushita Air-Conditioning Engineering Co., Ltd. (Air-conditioner accessories business)	approx. 3

*	MEI’s annual sales result is for the fiscal year ended March 2004.

2. Reorganization of building materials and equipment business

Both companies will become more customer oriented by providing comfortable living solutions. The companies will offer enriched and comfortable living for the home by making the best use of their respective strengths in construction materials, housing equipment and home appliances. The two companies will also strengthen system proposals in total business development, by integrating R&D, manufacturing and sales functions through the consolidation of overlapping businesses and the unification of sales organizations.

(1) Reorganization and strengthening of sales functions

To unify sales functions to the construction industry, the following divisions will be integrated on or around April 1, 2005. MEW will establish a “Building Products Marketing Division” from the Building Products Marketing Division Company as of December 1, 2004.

•	The Corporate Housing Equipment Sales Division of Matsushita Home Appliances Company and the Matsushita Housing Equipment & Systems Corporation will be transferred to MEW. However, business for city gas companies and OEM sales of equipment and instruments will remain the responsibility of the Matsushita Home Appliances Company within MEI.

•	Upon the transfer, the Corporate Housing Equipment Sales Division, and product marketing & sales promotion and representative sales functions of Matsushita Housing Equipment & Systems Corporation will be integrated into the Building Products Marketing Division of MEW to unify marketing functions.

(2) Reorganization and reinforcement of business

To enhance product competitiveness, the following business transfers will be carried out on or around April 1, 2005, thereby concentrating management resources such as planning, R&D, manufacturing.

•	Upon the transfer, the modular kitchen and bath systems business of Matsushita Housing Equipment & Systems Corporation will be consolidated into the Building Products Manufacturing Division Company of MEW.

•	The Eco CuteTM water heater business of the Building Products Manufacturing Division Company within MEW will be consolidated into the Matsushita Home Appliances Company of MEI.

< Reference >

Businesses to be transferred	Annual Sales Results* (billion yen)
Corporate Housing Equipment Sales Division (except OEM business), MEI	approx.160
Matsushita Housing Equipment & Systems Corporation (except OEM business)
Building Products Manufacturing Division Company, MEW (Eco CuteTM water heater business)	approx. 2

*	MEI’s annual sales result is for the fiscal year ended March 2004, MEW’s annual sales result is for the fiscal year ended November 2003.

3. Reorganization of home appliances business

In home appliances business, the two companies will combine their respective strengths to provide “solutions for comfortable living” in the areas of beauty, health, air-conditioning, cleaning and cooking equipment. MEI and MEW will develop competitive products, such as Collaboration V-products, which utilize black-box technologies of both companies.

The two companies also strive to maximize customer value by integrating sales divisions into MEI to establish marketing activities tailored to each product and an optimum organizational structure that takes advantage of the strengths of both companies.

(1) Reorganization and strengthening of sales functions

Marketing functions of the home appliances business will be integrated into MEI on or around April 1, 2005.

•	MEW’s Home Appliances Marketing Division Company, which deals in beauty and health products will be integrated into MEI.

•	MEI will reorganize the integrated Home Appliances Marketing Division Company of MEW and Corporate Marketing Division for National Brand of MEI into the new “Corporate Marketing Division for National Brand Home Appliances” and “Corporate Marketing Division for National Brand Wellness Products.” The Corporate Marketing Division for National Brand Home Appliances will handle such products as large-size electric appliances, while the Corporate Marketing Division for National Brand Wellness Products will be responsible for products in fields such as beauty, health, batteries and lamps.

(2) Reorganization and reinforcement of business

To enhance product competitiveness, the following business transfers will be carried out on or around April 1, 2005, thereby concentrating management resources such as planning, R&D, manufacturing.

•	The electric carpet, hygiene toilet seat and kitchen waste processor businesses in the Home Appliances Manufacturing Division Company of MEW will be consolidated into the Matsushita Home Appliances Company of MEI.

•	The air purifier business in the Home Appliances Manufacturing Division Company of MEW will be consolidated into Matsushita Ecology Systems Co., Ltd.

•	Electrolysis water systems and other water treatment equipment business (alkaline-ion water purifiers, water purifiers and pumps) of Panasonic Communications Co., Ltd. will be consolidated into the Home Appliances Manufacturing Division Company of MEW.

•	The body fat monitor/scale business of the Matsushita Home Appliances Company within MEI will be consolidated into the Home Appliances Manufacturing Division Company of MEW.

< Reference >

Businesses to be transferred	Annual Sales Results* (billion yen)
Home Appliances Marketing Division Company, MEW	approx. 140

Home Appliances Manufacturing Division Company, MEW (Electric carpet, hygiene toilet seat, kitchen waste processor and air purifier businesses)	approx. 15

Panasonic Communications Co., Ltd. (Electrolysis water systems and other water treatment equipment business)	approx. 12

Matsushita Home Appliances Company, MEI (Body fat monitor/scale business)	approx. 1

*	MEI’s annual sales result is for the fiscal year ended March 2004, MEW’s annual sales result is for the fiscal year ended November 2003.

Note: Names of each function after reorganization are tentative as of today.

< Progress of other collaboration initiatives >

1. Reorganization of corporate showrooms

(1) Strengthening of corporate communications facilities

•	MEI’s Panasonic Center in Ariake, Tokyo and MEW’s corporate showroom located in Shiodome, Tokyo constitute the main corporate communications facilities for the Matsushita Group, through which MEI and MEW will communicate imaginative and innovative product concepts to customers.

•	Both showrooms have been remodeled, and will be reopened on October 5, 2004.

•	The names of the showrooms have also been changed as follows:

Panasonic Center (previous)	Panasonic Center Tokyo (new)
Shiodome Showroom (previous)	National Center Tokyo (new)

(2) Showrooms for building materials and equipment business

•	MEI and MEW will remodel showrooms based on the concepts of “peace of mind, security and brand loyalty,” “easy to use” and “inspiring” in order to offer new value to customers.

•	MEI’s Living Plaza and MEW’s NAIS showrooms will be reorganized to 75 new showrooms (excluding corporate showrooms) and jointly operated by the two companies upon integration. The new facility will be called the National Living Showroom.

•	At the new National Living Showroom, the two companies will present new ideas in living solutions and home improvement, while also using the facility for negotiations with local contractors and retailers.

2. R&D

(1) Group R&D strategy

•	By the year ending March 31, 2005, MEI and MEW will unify technology management, whereby both companies will share a common technology vision and mid-term technology strategy, with joint R&D roadmaps in priority areas.

(2) Energy

•	The two companies established the “Eco Life Solutions Laboratory” in May 2004, and are considering new projects related to energy saving for the entire home. Regarding fuel cells, the R&D resources of MEW were consolidated into the “Fuel Cell Cogeneration Systems Promoting Project” of MEI in July 2004 to strengthen R&D management.

3. Finance

Group finance strategy

•	A Group Finance Committee was established in July 2004 for the purpose of strengthening the new Matsushita Group’s financial structure and increasing overall corporate value. This is aimed at improving cash flows, reducing assets and managing capital policies.

•	As part of creating a global financial platform for the new Matsushita Group, cash and foreign exchange transactions for MEW’s overseas locations will be concentrated into specified financial locations from October 2004 to reduce costs and foreign exchange risk.

4. Materials procurement and asset utilization

(1) Centralized Group materials purchasing

•	MEI and MEW will start centralized purchasing for plastic materials and electronic components and devices (resistors, capacitors and coils) in October 2004 to rationalize procurement costs. Two companies will also accelerate a centralized purchasing including indirect auxiliary materials.

(2) Efficient utilization of assets

•	A new “21st Century Facilities Management Committee” established in May 2004 has been held every other month to discuss the effective utilization of both companies’ facilities and reduction of assets.

5. Human resources and corporate culture

(1) Creation of a “customer first” culture

•	A new “Market Training Exchange Program” was held to increase product and market knowledge of both MEI and MEW employees.

•	MEI and MEW are implementing a new training project aimed at enhancing a “customer first” corporate culture.

(2) A corporate culture supporting autonomy and diversity

•	MEI and MEW started exchanging employees and training programs. In July 2004, the two companies also began a “Collaboration Challenge Trainee Program” using company magazines and the corporate Intranet to promote interaction between highly motivated employees from both companies.

•	The new Matsushita Group will consist of a diverse employee base in terms of gender, age and nationality.

(3) A corporate culture that fosters competitiveness

•	From July 2004, Human Resources have been strengthened by holding joint recruiting activities, such as those for Chinese students in Japan, as well as recruiting activities in China to augment business in China, which is a priority area.

(Reference 1)

< Method of Reorganization >

Reorganization of electrical supplies businesses

1.	Date of contract: End of November, 2004 (planned)

2.	Date of implementation: January 1, 2005 (planned)

3.	Transfer method:

Businesses to be transferred	Transfer method
Corporate Electrical Supplies Sales Division, MEI	Transfer of business

Urban Development Systems Division, Panasonic System Solutions Company, MEI	Transfer of business

Security Systems Division, Panasonic System Solutions Company, MEI (Business-use intercom business)	Transfer of business

Matsushita Air-Conditioning Engineering Co., Ltd. (Air-conditioner accessories business)	Transfer of assets

Reorganization of building materials and equipment businesses

1.	Date of contract: End of January, 2005 (planned)

2.	Date of implementation: April 1, 2005 (planned)

3.	Transfer method:

Businesses to be transferred	Transfer method
Corporate Housing Equipment Sales Division (except OEM business), MEI	Transfer of business

Matsushita Housing Equipment & Systems Corporation (except OEM business)	Transfer of business

*Modular kitchen and bath systems business, and product marketing & sales promotion and representative sales functions of both Matsushita Housing Equipment & Systems Corporation and MEW	Transfer of business

Building Products Manufacturing Division Company, MEW (Eco CuteTM water heater business)	Transfer of assets

Reorganization of home appliances businesses

1.	Date of contract: End of January, 2005 (planned)

2.	Date of implementation: April 1, 2005 (planned)

3.	Transfer method:

Businesses to be transferred	Transfer method
Home Appliances Marketing Division Company, MEW	Corporate division

Home Appliances Manufacturing Division Company, MEW (Electric carpet, hygiene toilet seat, kitchen waste processor, air purifier businesses)	Transfer of business

Panasonic Communications Co., Ltd. (Electrolysis water system and other water treatment equipment business)	Corporate division

Matsushita Home Appliances Company, MEI (Body fat monitor/scale business)	Transfer of assets

Transfer methods for the reorganization of electrical supplies, building materials and equipment, and home appliances businesses described above are currently planned methods, and are subject to change after further discussion between the two companies. The details of transfer methods will be separately announced upon completion of the necessary corporate decision-making processes.

(Reference 2)

< Outline of Reorganization >

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

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